

By Electronic Mail

December 22, 2020

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Listed Funds Trust
        Issuer CIK: 0001616668
        Issuer File Number: 333-201530 / 811-23024
        Form Type: 8-A12B
        Filing Date: December 22, 2020

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Pacer Swan SOS Conservative (December) ETF (PSCX)
- Pacer Swan SOS Moderate (December) ETF (PSMD)
- Pacer Swan SOS Flex (December) ETF (PSFD)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Initial Listings Analyst